UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38712

Pintec Technology Holdings Limited

9/F Heng An Building

No. 17, East 3rd Ring Road

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Pintec Forms Limited Partnership with Yinchuan Xingyin Investment Fund Partnership

Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced that its wholly-owned subsidiary, Pintec Ganzhou Technology., Ltd. (“Pintec Ganzhou”), has formed a limited partnership with Yinchuan Xingyin Investment Fund Partnership (“Yinchuan Fund”), which is jointly owned by the Yinchuan municipal government in Ningxia and the Yinchuan Economic and Technological Development Zone. Pintec Ganzhou, as general partner, will contribute RMB300 million to the limited partnership and Yinchuan Fund, as limited partner, will contribute RMB200 million. The limited partnership will be named Huatai (Ningxia) Enterprise Consulting Service Partnership. The limited partnership will acquire 40% of a newly formed entity to be named Pintec (Yinchuan) Technology Co., Ltd. (“Pintec Yinchuan”) for RMB500 million, with the other 60% to be held by Pintec Ganzhou. Pintec Yinchuan will then acquire 60% of Pintec (Beijing) Technology Co., Ltd. for RMB8 million, the entity in China through which PINTEC operates its Hongdian and Polaris  platforms, which gives Yinchuan Fund a 9.6% indirect economic interest in such business. PINTEC and Yinchuan Fund will cooperate in the area of financial solutions and technology.

Pintec to Acquire 40% of Shenzhen Xinyuhao Technology Co., Ltd. and to Expand its Commercial Factoring Business

PINTEC today announced that it will acquire 40% of Shenzhen Xinyuhao Technology Co., Ltd. (“Shenzhen Xinyuhao”) for RMB200,000. Shenzhen Xinyuhao owns 100% of Shenzhen Guoyu Commercial Factoring Co., Ltd. (“Shenzhen Guoyu”), which operates commercial factoring business, and the acquisition will be carried out through Anquying (Tianjin) Technology Co., Ltd. (“Tianjin Anquying”), the VIE entity that operates PINTEC’s commercial factoring business. Yunnan Zhongzhiyuan Yunda Automobile Sales Co., Ltd. (“Yunnan Zhongzhiyuan”), an automobile dealer in China, will acquire the other 60% of Shenzhen Xinyuhao for RMB300,000.

PINTEC and Yunnan Zhongzhiyuan intend to expand Shenzhen Guoyu’s commercial factoring business and to also carry out an auto-backed commercial factoring business. In order to fund these businesses, Tianjin Anquying will contribute RMB199,800,000 to the capital of Shenzhen Xinyuhao and Yunnan Zhongzhiyuan will contribute RMB299,700,000, and Shenzhen Xinyuhao will use these sums to increase the capital of Shenzhen Guoyu.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

By	:	/s/ Steven Yuan Ning Sim
Name	:	Steven Yuan Ning Sim
Title	:	Chief Financial Officer

Date: November 29, 2019